FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2003

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ MASAKAZU MITSUDA
Masakazu Mitsuda Deputy General Manager of Corporate Business Systems Administration Division

Date: June 3, 2003

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice of the 49th Ordinary General Meeting of Shareholders

2.	Accompanying Materials for the 49th Ordinary General Meeting of Shareholders

NOTICE OF THE 49TH ORDINARY GENERAL

MEETING OF SHAREHOLDERS

TO BE HELD IN KYOTO, JAPAN ON JUNE 25, 2003

(Translation of the Japanese notice circulated to shareholders in Japan)

Note: The Notice of Resolution for the 49th Ordinary General Meeting of Shareholders will be available at the following Kyocera’s website within 5 days after the Meeting.

http://global.kyocera.com/ir/ir_calender.html

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

June 3, 2003

To Our Shareholders:

Notice of the 49th Ordinary General Meeting of Shareholders

This is to inform you that the Company will hold its 49th Ordinary General Meeting of Shareholders, as described below, which you are cordially invited to attend.

If you are unable to attend, you may exercise your voting rights in writing. If you wish to do so, after examining the attached reference materials, please indicate your votes by filling out and signing the enclosed form for exercising voting rights, and return the form to us no later than June 24, 2003, Japan time.

1.	Time and Date:	10:00 a.m. on Wednesday, June 25, 2003, Japan time

2.	Place:	20th Floor Event Hall at the head office of the Company, 6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

3.	Purpose of the Meeting:

Matters to be reported upon:
The business report, balance sheet and statement of income with respect to the 49th fiscal year from April 1, 2002 to March 31, 2003

Matters to be resolved:

	Agendum No. 1:	Approval of proposed appropriation of retained earnings for the 49th Fiscal Year

	Agendum No. 2:	Acquisition by the Company of its own stock (The substance of this agendum is set out herein below under “Reference Materials for the Exercise of Voting Rights.”)

	Agendum No. 3:	Amendments of the Articles of Incorporation (The substance of this agendum is set out herein below under “Reference Materials for the Exercise of Voting Rights.”)

	Agendum No. 4:	Election of 13 Directors

	Agendum No. 5:	Election of 2 Corporate Auditors

	Agendum No. 6:	Payment of retirement allowances to retiring Directors

	Agendum No. 7:	Issuance of stock acquisition rights for granting stock option (The substance of this agendum is set out herein below under “Reference Materials for the Exercise of Voting Rights.”)

The financial statements and copies of the auditors’ reports shall be as set out in the “Financial Report for the 49th Fiscal Year” as attached hereto (from page 17 to page 36) thereof.

Very truly yours,

KYOCERA CORPORATION

Yasuo Nishiguchi
President and Director

(Note) If you attend the Meeting, please submit the enclosed form for exercising voting rights to the receptionist.

REFERENCE MATERIALS

FOR THE EXERCISE OF VOTING RIGHTS

1.	The Number of Voting Rights 1,843,941

2.	The Agendum and References

Agendum No. 1: Approval of proposed appropriation of retained earnings for the 49th fiscal year

Taking into consideration the Company’s business performance during the fiscal year ended March 31, 2003, as well as the competitive environment and further needs for business development, and also taking into consideration the need to retain a high level of internal reserves for aggressive investment, we would like to propose appropriation of retained earnings for this fiscal year as follows.

With respect to dividends for this fiscal year, based on the principle of providing stable cash dividends, we propose to pay a year-end dividend of 30 yen per share, the same amount as for the previous fiscal year. This payment, combined with the interim dividend of 30 yen per share, will bring the total annual cash dividend for the fiscal year to 60 yen per share.

Regarding bonuses to Directors and Corporate Auditors, we propose to pay a total amount of 75 million yen, the same amount as in the previous fiscal year, out of which 3 million yen will be paid to the Corporate Auditors, an increase of 200,000 yen from the amount in the previous fiscal year.

PROPOSED APPROPRIATION OF RETAINED EARNINGS

(Yen)
Unappropriated retained earnings	29,421,027,140
Reversal of reserves:
Reversal of reserve for special depreciation	841,900,622

Total	30,262,927,762

To be appropriated as follows:
Dividends (¥30.00 per share)	5,548,930,800
Bonuses for Directors and Corporate Auditors	75,000,000
Reserve for special depreciation	86,450,859
General reserve	18,000,000,000
Unappropriated retained earnings carried forward to the next year	6,552,546,103

Notes:

1.	Corporate Auditors’ bonuses of ¥3,000,000 are included in Bonuses for Directors and Corporate Auditors.

2.	On December 5, 2002, an interim dividend of ¥5,550,872,760 (¥30.00 per share) was paid to the shareholders.

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Agendum No. 2: Acquisition by the Company of its Own Stock

In order to provide flexibility to the Company in effectuating its capital management policy and to provide options for timely business development, in both cases facilitating response to changes in the management environment, it is proposed that, during the period from the end of this Ordinary General Meeting of Shareholders to the end of the next Ordinary General Meeting of Shareholders, in accordance with Article 210 of the Commercial Code of Japan, the Company will purchase up to 5,000,000 shares of its own Common Stock at the aggregated purchase price of no more than 50 billion yen.

Agendum No. 3: Amendments to the Articles of Incorporation

1.	The reasons for the amendments

(1)	Under the “Law Amending a Part of the Commercial Code” (Law No. 44, 2002) (hereinafter referred to as the “Amendment”), a system has been created relating to purchase of shares by shareholders holding shares not constituting a full share unit to increase their shareholding. According to the Amendment, for the convenience of shareholders holding shares not constituting a full share unit and to implement the system, Article 7 of the Articles of Incorporation must be amended. Accordingly, Articles following Article 7 will be renumbered. In addition, certain amendments to current Articles 7, 8 and 9 of the Articles of Incorporation shall be made as necessary.

(2)	To accommodate the system for nullification of share certificates introduced by the Amendment, necessary amendments will be made to the current Article 8 of the Articles of Incorporation.

(3)	Pursuant to the Amendment, the Company is permitted to reduce the quorum requirement for special resolutions of the General Meeting of Shareholders to one-third. Accordingly, a new paragraph 2 will be added to Article 13 of the Articles of Incorporation to facilitate satisfaction of the quorum requirement for special resolutions.

(4)	The Company will introduce an executive officer system. Accordingly, necessary changes will be made to the current Article 20 of the Articles of Incorporation, providing that Representative Directors may be appointed only from executive Directors.

(5)	Under the “Law Amending a Part of the Commercial Code and the Special Provisions to the Commercial Code Relating to the Audit of a Company” (Law No. 149, 2003), the term of office of a Corporate Auditor is extended to 4 years. In accordance with such amendment, an amendment will be made to the current Article 26 of the Articles of Incorporation.

(6)	In addition to the above, to make certain arrangements for the words and phrases, certain amendments shall be made.

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2. The proposed amendments

(The underlined portion indicates the proposed amendment.)

(Present Article)	(Proposed Amendment)
<Newly added>

Article 7. Purchase of Shares to Increase the Number of Shares of Shareholders holding Shares not Constituting a Full Share Unit

Shareholders (which shall hereinafter include beneficial owners) of the Company holding shares not constituting a full share unit may, in accordance with the provisions of the Share Handling Regulations of the Company, require the Company to sell such number of Shares as will, when aggregated with the relevant shares not constituting a full share unit can, constitute a full share unit.

Article 7. Record Date

1. The Company shall deem the shareholders entered or recorded in the Shareholders Register (which shall hereinafter include the Register of Beneficial Owners) as of the end of each fiscal year to be those shareholders (which shall hereinafter include beneficial owners) who are entitled to exercise their rights at the ordinary general meeting of shareholders held in respect of the relevant fiscal year.

Article 8. Record Date

1. The Company shall deem the shareholders holding voting rights entered or recorded in the Shareholders Register (which shall hereinafter include the Register of Beneficial Owners) as of the end of each fiscal year to be those shareholders (which shall hereinafter include beneficial owners) who are entitled to exercise their rights at the ordinary general meeting of shareholders held in respect of the relevant fiscal year.

2. In addition to the preceding paragraph, the Company may, by resolution of the Board of Directors, and having given prior public notice thereof, deem the shareholders or pledgees entered or recorded in the Shareholders Register as of a fixed date to be those shareholders or pledgees who are entitled to exercise their rights.

2. In addition to the preceding paragraph, the Company may, by resolution of the Board of Directors, and having given prior public notice thereof set a record date an extraordinary basis.

Article 8. Transfer Agent 1. The Company shall have a Transfer Agent for the shares.	Article 9. Transfer Agent 1. (Same as at present)

2. The Transfer Agent and its office for share handling shall be decided by a resolution of the Board of Directors and public notice thereof shall be given.	2. (Same as at present)

3. The Shareholders Register of the Company shall be kept at the Transfer Agent’s share handling office, and the Company shall not handle, but shall have the Transfer Agent handle, the registration of transfer of shares, the purchase of shares not constituting a full share unit and other businesses relating to the shares.

3. The Shareholders Register and the Register of Lost Share Certificate of the Company shall be kept at the Transfer Agent’s share handling office, and the Company shall not handle, but shall have the Transfer Agent handle, the registration of transfer of shares, the purchase of shares not constituting a full share unit by the Company or from the Company and other businesses relating to the shares.

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(Present Article)	(Proposed Amendment)

Article 9. Share Handling Regulations

Denomination of share certificates of the Company, registration of transfer of shares, purchase of shares not constituting a full share unit and other matters relating to share handling and fees therefor shall be provided for in the Share Handling Regulations of the Company established by the Board of Directors.

Article 10. Share Handling Regulations

Denomination of share certificates of the Company, registration of transfer of shares, purchase of shares not constituting a full share unit by the Company and from the Company and other matters relating to share handling and fees therefor shall be provided for in the Share Handling Regulations of the Company established by the Board of Directors.

Article 10. to Article 12. (Omitted)	Article 11. to Article 13. (Same as at present)

Article 13. Method of Resolutions

Unless otherwise provided for by the laws and ordinances or these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by a majority of the voting rights of the shareholders present at the meeting.

Article 14. Method of Resolutions 1. (Same as at present)
<Newly added>

2. Resolutions of a general meeting of shareholders pursuant to Article 343 of the Commercial Code shall be adopted by two-thirds or more of the voting rights of the shareholders present at the meeting, at which the shareholders holding one-third or more of the voting rights of all shareholders must present.

Article 14. to Article 19. (Omitted)	Article 15. to Article 20. (Same as at present)

Article 20. Representative Directors 1. The President shall be a Representative Director.	Article 21. Representative Directors 1. (Same as at present)

2. In addition to the Representative Director set forth in the preceding paragraph, the Board of Directors may, by resolution, appoint Representative Directors from among the executive Directors set forth in paragraph 1 of the immediately preceding Article.

2. In addition to the Representative Director set forth in the preceding paragraph, the Board of Directors may, by resolution, appoint Representative Directors from among the Directors.

Article 21. to Article 25. (Omitted)	Article 22. to Article 26. (Same as at present)

Article 26. Term of Office of Corporate Auditors

1. The term of office of the Corporate Auditors shall end with the conclusion of the ordinary general meeting of shareholders for the last fiscal year within three years after assumption of their offices.

Article 27. Term of Office of Corporate Auditors

1. The term of office of the Corporate Auditors shall end with the conclusion of the ordinary general meeting of shareholders for the last fiscal year within four years after assumption of their offices.

2. The term of office of the Corporate Auditor elected to fill a vacancy shall terminate when the term of office of his predecessor would otherwise terminate.	2. (Same as at present)

Article 27. to Article 35. (Omitted)	Article 28. to Article 36. (Same as at present)

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Agendum No. 4: Election of 13 Directors

The terms of office of 26 Directors will expire at the close of this General Meeting of Shareholders. To establish corporate governance appropriate for a global corporation, together with a decision making system responsive to the business environment, and to aggressively recruit young people of excellent human qualities and capabilities to the management team for training as the executives of the next generation, the Company will introduce an executive officer system. Accordingly, it is proposed that 13 Directors be elected thereby reducing the current number of Directors by 13.

The candidates for Director are as follows:

No	Name (date of birth)	Brief Personal History (including representation of other companies)		Shares of the Company Owned by Candidate
1	Kazuo Inamori (Jan. 30, 1932)	Apr. 1959	Established the Company Director of the Company	shares
		May 1962	Managing Director of the Company	6,806,165
		May 1964	Senior Managing Director of the Company
		May 1966	President and Representative Director of the Company
		June 1985	Chairman and Representative Director of the Company
		June 1992	Chairman of the Company
		June 1997	Chairman Emeritus of the Company (to present)
(Representative Director of Kyoto Purple Sanga Co., Ltd.)

2	Kensuke Itoh	Apr. 1959	Joined the Company	557,072
	(Dec. 17, 1937)	May 1975	Director of the Company
		Aug. 1979	Managing Director of the Company
		July 1981	Senior Managing Director of the Company
		June 1985	Executive Vice President and Representative Director of the Company
		June 1989	President and Representative Director of the Company
		June 1999	Chairman and Representative Director of the Company (to present)
(Representative Director of Kyocera Realty Development Co., Ltd.)
(Representative Director of Kyoto Purple Sanga Co., Ltd.)
(Representative Director of Hotel Kyocera Co., Ltd.)
(Representative Director of Kyoto Fashion Center Co., Ltd.)
(Representative Director of International Golf Resort Kyocera Co., Ltd.)

3	Yasuo Nishiguchi	Mar. 1975	Joined the Company	4,095
	(Oct. 9, 1943)	June 1987	Director of the Company
		June 1989	Managing Director of the Company
		June 1992	Senior Managing Director and Representative Director of the Company
		June 1997	Executive Vice President and Representative Director of the Company
		June 1999	President and Representative Director of the Company (to present)
(Representative Director of Kyocera Mita Corporation)
(Representative Director of Kyocera Leasing Co., Ltd.)
(Representative Director of Kyocera International Co., Ltd.)
(Representative Director of Kyocera Communication Systems Co., Ltd.)
(Representative Director of Kyocera ELCO Corporation)
(Chairman of Dongguan Shilong Kyocera Optics Co., Ltd.)
(Chairman of Shanghai Kyocera Electronics Co., Ltd.)
(Chairman of Kyocera Zhenhua Communication Equipment Co., Ltd.)
(Chairman of Kyocera Mita Office Equipment (Dongguan) Co., Ltd.)
(Chairman of Kyocera (Tianjin) Sales & Trading Corporation)

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No	Name (date of birth)	Brief Personal History (including representation of other companies)		Shares of the Company Owned by Candidate

4	Masahiro Umemura	Mar. 1966	Joined the Company	5,000
	(Aug. 8, 1943)	June 1991	Director of the Company
		June 1993	Managing Director of the Company
		June 1997	Senior Managing Director and Representative Director of the Company
		June 1999	Executive Vice President and Representative Director of the Company (to present)
(Chairman of Shanghai Kyocera Realty Development Co., Ltd.)

5	Michihisa Yamamoto	Mar. 1970	Joined the Company	9,232
	(Nov. 13, 1942)	June 1987	Director of the Company
		June 1989	Managing Director of the Company
		June 1992	Senior Managing Director and Representative Director of the Company
		June 1999	Executive Vice President and Representative Director of the Company (to present)
(Chairman of Shanghai Kyocera Trading Co., Ltd.)

6	Noboru Nakamura	Mar. 1967	Joined the Company	3,000
	(Oct. 6, 1944)	June 1991	Director of the Company
		June 1995	Managing Director of the Company
		June 1997	Senior Managing Director and Representative Director of the Company
		June 1999	Executive Vice President and Representative Director of the Company (to present)
		Aug. 2002	Executive Vice President and Representative Director of Kyocera Chemical Corporation (to present)
(Representative Director of Kyocera Chemical Corporation)

7	Isao Kishimoto	Mar. 1967	Joined the Company	3,000
	(Nov. 30, 1943)	June 1993	Director of the Company
		June 1997	Managing Director of the Company
		June 2001	Senior Managing Director of the Company (to present)
		June 2002	President and Representative Director of Kinseki, Limited (to present)
(Representative Director of Kinseki, Limited)

8	Hisao Hisaki	Mar. 1969	Joined the Company	3,171
	(July 2, 1946)	June 1991	Director of the Company (to present)
		Apr. 2000	General Manager of Communication Systems Group of the Company
		Aug. 2002	General Manager of Corporate Communication Systems Sales Division of the Company (to present)

7

No	Name (date of birth)	Brief Personal History (including representation of other companies)		Shares of the Company Owned by Candidate
9	Rodney N. Lanthorne	Sept. 1979	Joined Kyocera International, Inc.	(3,291
	(Feb. 5, 1945)	Jan. 1987	President and Director of the above company (to present)	ADS	)
		June 1989	Director of the Company
		Mar. 1990	Managing Director of the Company
		June 1999	Senior Managing Director and Representative Director of the Company (to present)
(President and Director of Kyocera International, Inc.)

10	John S. Gilbertson	Jan. 1981	Joined AVX Corporation	(15,234
	(Dec. 4, 1943)	June 1995	Director of the Company	ADS	)
		July 1997	Director, President and Chief Operating Officer of AVX Corporation
		June 1999	Managing Director of the Company (to present)
		July 2001	Director, President and Chief Executive Officer of AVX Corporation (to present)
(President and Chief Executive Officer of AVX Corporation)

11	Yuzo Yamamura	Mar. 1965	Joined the Company	82,000
	(Dec. 4, 1941)	June 1987	Director of the Company
		Dec. 1992	President and Representative Director of Kyocera ELCO Corporation (to present)
		June 1993	Retired from the office of Director of the Company
		June 1995	Senior Managing Director and Representative Director of the Company
		June 1999	Retired from the office of Director of the Company
(Representative Director of Kyocera ELCO Corporation)
(Representative Director of Kyocera Optec Co., Ltd.)

12	Naoyuki Morita	Mar. 1967	Joined the Company	5,600
	(Apr. 8, 1942)	June 1987	Director of the Company
		June 1989	Managing Director of the Company
		June 1995	Senior Managing Director and Representative Director of the Company
		Sept. 1995	President and Representative Director of Kyocera Communication Systems Co., Ltd. (to present)
		June 1999	Retired from the office of Director of the Company
(Representative Director of Kyocera Communication Systems Co., Ltd.)
(Representative Director of Medical Data Co., Ltd.)
(Representative Director of Couei Corporation)

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No	Name (date of birth)	Brief Personal History (including representation of other companies)		Shares of the Company Owned by Candidate
13	Koji Seki	May 1969	Joined Cybernet Electronics Corporation	4,318
	(Dec. 8, 1937)	June 1989	Director of the Company
		Feb. 1997	Deputy General Manager of Communication and Information Systems Group of the Company
		Oct. 1998	Trustee of Mita Industrial Co., Ltd.
		June 1999	Managing Director of the Company
		Jan. 2000	President and Representative Director of Kyocera Mita Corporation
		June 2001	Retired from the office of Director of the Company
(Representative Director of Kyocera Mita Corporation)
(Representative Director of Kyocera Mita Japan Corporation)

Notes:

1.	Mr. Kazuo Inamori is a Representative Director of Kyoto Purple Sanga Co., Ltd., with which the Company engages in transactions. He is the President of the Inamori Foundation, to which the Company contributes.

2.	Mr. Kensuke Itoh is a Representative Director of Kyoto Purple Sanga Co., Ltd., with which the Company engages in transactions.

3.	Mr. Yasuo Nishiguchi is a Representative Director of Kyocera Communication Systems Co., Ltd., and the Chairman of Dongguan Shilong Kyocera Optics Co., Ltd., Shanghai Kyocera Electronics Co., Ltd., Kyocera Zhenhua Communication Equipment Co., Ltd., Kyocera Mita Office Equipment (Dongguan) Co., Ltd., and Kyocera (Tianjin) Sales & Trading Corporation, with which the Company engages in transactions.

4.	Mr. Isao Kishimoto is a Representative Director of Kinseki, Limited, with which the Company engages in transactions.

5.	Mr. John S. Gilbertson is a Director and the President and Chief Executive Officer of AVX Corporation, with which the Company engages in transactions.

6.	Mr. Naoyuki Morita is a Representative Director of Kyocera Communication Systems Co., Ltd., with which the Company engages in transactions.

7.	Candidates who beneficially own Ordinary Shares of the Company by way of American Depositary Shares (ADS) are as follows:

Rodney N. Lanthorne	3,291	Ordinary shares (3,291 ADSs)
John S. Gilbertson	15,234	Ordinary shares (15,234 ADSs)

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Agendum No. 5: Election of 2 Corporate Auditors

One Corporate Auditor, Mr. Mitsuru Akimoto, will resign from office at the close of this Ordinary General Meeting of Shareholders. It is proposed that a successor be elected. The candidate is Mr. Shinji Kurihara.

In order to reinforce the audit system of the Company, it is proposed that an additional Corporate Auditor be elected. The candidate is Mr. Yasuo Akashi.

With respect to this Agendum, consent from the Board of Corporate Auditors has been obtained.

The candidates for Corporate Auditor are as follows:

No	Name (date of birth)	Brief Personal History (including representation of other companies)		Shares of the Company Owned by Candidate

1	Shinji Kurihara	Apr. 1953	Joined the Kyoto Chuo Shinkin Bank	shares
	(July 19, 1932)	Apr. 1968	Director of the above
		Dec. 1972	Managing Director of the above	0
		May 1978	Representative Director of the above
		June 1979	Senior Managing Director of the above
		Apr. 1992	Advisor of the above President and Representative Director of Chushin Realty Development Co., Ltd
		Apr. 1995	Chairman of Takeda Hospital Management Institute, Medical Corporation Koseikai Takeda Hospital (to present)

2	Yasuo Akashi	Mar. 1967	Joined the Company
	(May 29, 1944)	June 1991	Director of the Company	6,323
		June 1993	Managing Director of the Company
		June 1997	Senior Managing Director and Representative Director of the Company (to present)

Note:

Mr. Shinji Kurihara is a candidate for outside Corporate Auditor as required under paragraph 1, Article 18 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha.

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Agendum No. 6: Payment of Retirement Allowances to Retiring Directors

Sixteen Directors, Messrs. Yasuo Akashi, Isao Yukawa, Hisashi Sakumi, Hideki Ishida, Akiyoshi Okamoto, Takashi Ito, Masato Takeda, Minoru Fujiyoshi, Yoshihiko Nishikawa, Tsutomu Yamori, Masahiro Inoue, Eiichi Toriyama, Susumu Ohshima, Koji Mae, Makoto Kawamura, and Tatsumi Maeda, will retire from office upon expiration of their terms of office at the close of this General Meeting of Shareholders. The Company proposes to pay retirement allowances to these Directors for their services rendered during their terms in office, in amounts which are reasonable and in accordance with the standards prescribed by the Company.

It is also proposed that the particular amount, timing and method of payment of such allowances be determined by resolution of the Board of Directors.

Brief personal histories of the retiring Directors are set forth below:

Name	Brief Personal History
Yasuo Akashi	June 1991	Director of the Company
	June 1993	Managing Director of the Company
	June 1997	Senior Managing Director and Representative Director of the Company (to present)

Isao Yukawa	June 1995	Director of the Company
	June 2001	Managing Director of the Company (to present)

Hisashi Sakumi	June 1995	Director of the Company
	June 2001	Managing Director of the Company (to present)

Hideki Ishida	June 1997	Director of the Company
	June 2001	Managing Director of the Company (to present)

Akiyoshi Okamoto	June 1991	Director of the Company (to present)

Takashi Ito	June 1991	Director of the Company (to present)

Masato Takeda	June 1991	Director of the Company (to present)

Minoru Fujiyoshi	June 1987	Director of the Company (to present)

Yoshihiko Nishikawa	June 1995	Director of the Company (to present)

Tsutomu Yamori	June 1997	Director of the Company (to present)

Masahiro Inoue	June 1997	Director of the Company (to present)

Eiichi Toriyama	June 2001	Director of the Company (to present)

Susumu Ohshima	June 2001	Director of the Company (to present)

Koji Mae	June 2001	Director of the Company (to present)

Makoto Kawamura	June 2001	Director of the Company (to present)

Tatsumi Maeda	June 2001	Director of the Company (to present)

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Agendum No.7: Issuance of Stock Acquisition Rights for Granting Stock Options

The Company requests the shareholders to approve the issuance of stock acquisition rights to Directors, Corporate Auditors, Executive Officers and employees of the Company and its affiliates pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan in order to grant them stock options.

1.	Reason for the Issuance of Stock Acquisition Rights with Specially Favorable Conditions to Parties other than Shareholders

The issuance of stock acquisition rights without any consideration is intended to enable the grant of stock options (i) to Directors, Executive Officers and employees of the Company and its subsidiaries, in order to enhance the incentive to participate in the management of group companies, to facilitate improvement in the performance of the Company, and to provide increased incentive for contribution thereto and (ii) to Corporate Auditors of the Company and its subsidiaries in order to enhance moral when conducting audits and with the objective of achieving healthy management of group companies.

2.	Outline of Issuance of Stock Acquisition Rights

(1)	Parties to whom stock acquisition rights will be allocated

Persons approved by the Board of Directors of the Company from among the Directors, Corporate Auditors, Executive Officers and employees of the Company and its subsidiaries.

(2)	Kind and number of shares to be issued upon exercise of stock acquisition rights

Up to 1,100,000 shares of Common Stock of the Company

Provided that when the Company makes stock split or stock consolidations, adjustment shall be made in accordance with the following formula. Such adjustment shall be made only with respect to the number of shares to be issued upon exercise of the stock acquisition rights not yet exercised at the time of such adjustment and any number of shares less than one share resulting from such adjustment shall be disregarded.

Number of shares after adjustment	=	Number of shares before adjustment	x	Split ratio (or consolidation ratio)

When certain event happens which requires adjustment of the number of shares to be issued upon exercise, including the merger and corporate split, the number of shares to be issued upon exercise shall be reasonably adjusted taking into consideration of the terms and conditions of such merger and corporate split.

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(3)	Number of stock acquisition rights to be issued

Up to 11,000 (one stock acquisition right will entitle the holder thereof to acquire 100 shares) provided that when adjustment set out in (2) above is made, such number shall be also adjusted accordingly.

(4)	Issue price of stock acquisition rights

None

(5)	Amount to be paid in upon exercise of stock acquisition rights (exercise price).

The exercise price shall be the average of the closing price of the shares of the Common Stock of the Company at the Tokyo Stock Exchange (regular way) on each day (excluding any day on which there is no closing price of the shares of the Company) during the month immediately preceding the month in which the stock acquisition rights are issued, multiplied by 1.1 and rounded up to the nearest one yen; provided, however, that in the event such amount is less than the closing price of the shares of Common Stock of the Company on the day of issuance of the stock acquisition rights (if there is no closing price on such day, on the day immediately preceding such day), the exercise price shall be the closing price on the day of issuance of the stock acquisition rights.

Provided, further that (i) in the event of any stock split or (ii) in the event of any issuance by the Company of new shares of Common Stock at a price less than the market price thereof (excluding issuance as a result of exercise of the stock acquisition rights), the exercise price shall be adjusted in accordance with the following formula and rounded up to the nearest one (1) yen.

				Number of shares in issued	+		Increase in number of shares as a result of stock split or new issue	x	Exercise price per share

Exercise price after adjustment	=	Exercise price before adjustment	x				Market price per share prior to stock split or new issue

				Number of shares in issue		+	Increase in number of shares as a result of stock split or new issue

(6)	Exercise period for stock acquisition rights

From October 1, 2003 to September 30, 2008

(7)	Conditions for exercise of stock acquisition rights

(i)	In order to exercise stock acquisition rights, the party who has received such stock acquisition rights (the “Acquisition Rights Holder”) must be a Director, Corporate Auditor, Executive Officer or employee of the Company or a subsidiary thereof at the time of exercise.

13

(ii)	In the event of the death of the Acquisition Rights Holder, the heir(s) thereof may exercise inherited stock acquisition rights for a period of 6 months (or until the date of expiration of the exercise period thereof, if such date comes earlier), up to the maximum number of stock acquisition rights the deceased could have exercised at the time of death.

(iii)	Upon approval by the Bonus Committee of the Company, the exercise of stock acquisition rights may be permitted under conditions different from those described in (i) and (ii) above.

(iv)	Other terms and conditions shall be provided for in an agreement between the Company and each Acquisition Rights Holder, pursuant to resolutions of this Ordinary General Meeting of Shareholders and the Board of Directors of the Company.

(8)	Cancellation of stock acquisition rights and conditions thereof

(i)	In the event that stock acquisition rights cease to be exercisable due to failure by the party who is granted the stock acquisition rights to satisfy conditions set forth in (7) above prior to exercise thereof, the Company shall be entitled to cancel such stock acquisition rights without any consideration therefor.

(ii)	When a resolution was adopted at the General Shareholders Meeting of the Company to approve the merger agreement pursuant to which the Company is merged, or when a resolution at the General Shareholders Meeting of the Company to approve the stock swap agreement or stock transfer pursuant to which the Company will become a wholly owned subsidiary, the Company shall be entitled to cancel the stock acquisition rights without any consideration therefor.

(iii)	When the party who is granted the stock acquisition rights waives all or part of such stock acquisition rights, the Company can cancel such stock acquisition rights without any consideration therefor.

(iv)	In addition to the above, the Company may acquire the stock acquisition rights at any time to cancel them without any consideration therefor.

(9)	Restriction on transfer of the stock acquisition rights

Transfer of stock acquisition rights shall be subject to approval at the meeting of the Board of Directors of the Company.

14

THE NEW VALUE FRONTIER

[Accompanying Materials for the 49th Ordinary General Meeting of Shareholders]

FINANCIAL REPORT

for the 49th Fiscal Year

(From April 1, 2002 to March 31, 2003)

(Translation of Japanese material circulated to shareholders in Japan)

KYOCERA Corporation

THE NEW VALUE FRONTIER

Greetings

We hope this message finds all of our shareholders well.

We greatly appreciate your continuing support of the Company.

We are attaching hereto, for your information, our report of the Company for the 49th fiscal year ended March 31, 2003.

We believe that improvement in the performance of Kyocera Group as a whole is responsive to the expectations of our shareholders, and we have been promoting management policies which focus on the performance of the entire Kyocera Group. In this connection, in order for our shareholders to better understand Kyocera Group, in addition to the documents prepared on a non-consolidated basis, which are required under Japanese law, we are attaching hereto our report on the financial condition and management strategy of Kyocera Group.

We hope for the further support and good offices of our shareholders toward Kyocera Group.

Kazuo Inamori Chairman Emeritus and Director	Kensuke Itoh Chairman of the Board and Representative Director	Yasuo Nishiguchi President and Representative Director

What is “THE NEW VALUE FRONTIER”?

The New Value Frontier is a slogan intended to express to the public Kyocera’s strong will to “always create new value at the frontier”. Kyocera Group will integrate its resources to develop and realize the value required by the current age and markets through its unique technologies and approaches.

KYOCERA GROUP FINANCIAL REPORT [For Reference Only]

Performance on Consolidated Basis

The Company prepares consolidated financial statements pursuant to generally accepted accounting principles in the United States of America. The figures in the consolidated financial statements are rounded to the nearest million yen.

1. Sales

Although sales in the Fine Ceramics and Electronic Device Groups were down, strong sales in the Equipment Group, including sales of telecommunications and information equipment, resulted in consolidated net sales of 1,069,770 million yen, an increase of 3.4% in comparison with the previous fiscal year.

2. Profits

Kyocera recorded higher profits in this fiscal year as a result of increased sales and productivity in the Equipment Group in addition to a decrease in restructuring costs of overseas subsidiaries recorded in the previous fiscal period. As a result, consolidated profit from operations was 83,388 million yen, a 61.7% increase as compared to the previous fiscal year.

Due to a significant decline in stock prices in the Japanese stock market, Kyocera recorded losses on devaluation of investment securities of financial institutions, and also recognized a loss on devaluation of its investment in Kinseki, Ltd., a domestic affiliate accounted for by the equity method, as a result of application of accounting principles generally accepted in the United States of America. These losses on devaluation of investment securities and investment in an affiliate amounted to approximately 8 billion yen in total. Notwithstanding the above, consolidated income before income taxes and net income were 76,037 million yen and 41,165 million yen, respectively, a 37.3% increase and a 28.8% increase as compared to the pervious fiscal year, respectively.

3. Impact of fluctuations in Foreign Exchange Rates

Foreign exchange rates during the fiscal year recorded appreciation of the yen against the U.S. dollar by 3 yen and depreciation of the yen against the Euro by 10 yen. The unfavorable impact of the appreciation of the yen against the U.S. dollar, partly offset by the favorable impact of the depreciation of the yen against the Euro, produced a negative impact on net sales in the amount of 1.8 billion yen as compared to the previous fiscal year. However, the favorable impact of the depreciation of the yen against the Euro, partly offset by the unfavorable impact of the appreciation of the yen against the U.S. dollar, produced an increase in income before income taxes of approximately 4.2 billion yen (after conversion to yen) as compared to the previous fiscal year.

4. Geographic Distribution of Sales

Japan

Net sales in Japan increased to 423,190 million yen, a 3.6% increase as compared to the previous fiscal year, primarily as a result of high demand for fine ceramic parts and telecommunications equipment, especially for mobile phones.

United States

A slump in demand for semiconductor parts in the optical communications market resulted in lower overall sales, and net sales decreased to 264,755 million yen, an 8.6% decrease as compared to the previous fiscal year.

Asia

Sales in Asia increased to 178,384 million yen, a 20.2% increase as compared to the previous fiscal year, due mainly to improved sales of electronic devices, telecommunications and information equipment.

Europe

A steady rise in sales of information equipment led to an increase in net sales in this region to 144,293 million yen, a 2.0 % increase as compared to the previous fiscal year.

	47th	48th	49th
	(Unit: Millions of Yen)
Net Sales:	1,285,053	1,034,574	1,069,770
Japan	490,923	408,561	423,190
U.S.A.	348,109	289,517	264,755
Asia	217,456	148,349	178,384
Europe	163,487	141,493	144,293
Others	65,078	46,654	59,148

Performance of Each Operating Segment

Commencing in this fiscal year, Kyocera has begun to charge the costs and expenses for basic research and development of Kyocera, previously charged to “other businesses”, to the operating profit of each respective operating segment. In line with such change, Kyocera made adjustments to the financial statements for the 47th and 48th fiscal years.

Fine Ceramics Group

Sales of parts for semiconductors and LCD fabrication equipment and SMD packages for mobile phones increased in line with an improvement in market conditions. In addition, sales of sapphire substrates for LCD projectors and packages for image devices were up as a result of strong demand and development of the market. Sales of solar systems and dental and orthopedic implants also showed steady growth.

Conversely, sales of ceramic packages for fiberoptic devices and parts for fiber-optic connectors decreased appreciably due to the slump in the global optical communications market.

As a result, sales and operating profit in this segment dropped to 238,867 million yen and 18,797 million yen, respectively, a decrease of 5.5% and 6.7%, respectively, as compared with the previous fiscal year.

Sapphire Substrates for LCD Projector

Electronic Device Group

A recovery in demand for mobile phone components, including ceramic capacitors and timing devices such as TCXOs, in line with the normalization of inventories at handset manufacturers, led to an increase in shipping volume in this segment. A sharp drop in component prices, however, resulted in lower overall sales year-on-year. As a result, net sales from this segment amounted to 227,962 million yen, a 3.0% decrease from the previous fiscal year.

A decrease in one-off expenses associated with structural reforms at AVX Corporation, recorded in the previous fiscal year, which included the integration of production bases and personnel reductions, coupled with increased efficiency in domestic production as well as higher productivity and reduced costs in China, led to a substantial increase in operating profit in this segment to 11,816 million yen, a 170.3% increase as compared to the previous fiscal year.

Temperature Compensated Crystal Oscillators (TCXOs)

Equipment Group

Sales and operating profit in this segment both increased owing to strong sales of telecommunications and information equipment. As a result, net sales from this segment were 529,784 million yen, a 10.8% increase, and operating profit from this segment was 40,020 million yen, a 63.9% increase, as compared to the previous fiscal year.

Sales of camera-mounted handsets in Japan and CDMA 2000 1x handsets in the United States grew steadily, and aggressive market development and high sales of PHS-related products in overseas markets helped sales and profits in the telecommunications business to increase.

Timely product launches of network-compatible, mid- to high-speed digital multifunction peripherals (MFPs) and the market’s increasing confidence in our products resulted in a large increase information equipment in sales and profits .

Sales and profits in the optical instruments business declined, primarily due to a rapidly contracting still camera market.

Digital Multifunction Peripheral

Others

Despite the addition of Kyocera Chemical Corporation to this segment, sales in this segment did not increase and operating profit even decreased compared with the previous year due to a drop in sales of the communications engineering and information system businesses at Kyocera Communication Systems Co., Ltd., and a drop in sales of Kyocera Leasing Co., Ltd. As a result, net sales from this segment were 86,214 million yen, almost level with net sales of the previous fiscal year, operating profit from this segment was 7,244 million yen, a 2.6% decrease as compared to the previous fiscal year.

Epoxy Molding Compounds for

Semiconductor Encapsulating

Shanghai Kyocera Electronics Co., Ltd.

Challenges and Management Strategies

During the 50th fiscal year ending March 31, 2004, negative impact to the global economy from Iraq situation and severe acute respiratory syndrome (SARS) is a matter of concern, and uncertainty regarding future trends, especially with respect to the weak stock markets and fluctuation in exchange rates cannot be resolved. It is difficult to anticipate any upturn in the economic situation in Japan, and the difficult operating environment is expected to continue during the first half of the fiscal year. In the electronics industry, however, the introduction of handsets featuring color LCDs and built-in cameras coupled with increased popularity in China is expected to stimulate global demand for mobile phones. In addition, mild recovery is expected in PC-related markets.

Under these circumstances, Kyocera Group promotes “high-value-added diversification” in each of its businesses based on a common “Corporate Philosophy” throughout all business segments. The criterion for identifying valuable businesses and determining whether to continue or withdraw from such businesses has been set at a pre-tax profit ratio of over 15%, with two applicable conditions: the first concerns the existence of strong demand in the market on which the business is focused on, and the second, whether Kyocera Group possesses, or can attain, the technologies necessary to meet market needs.

Kyocera Group strives to maximize the synergistic effect among its businesses and promote high-value-added diversification by utilizing independent management control systems to ensure accurate and rapid comprehension of the condition of each of its businesses.

Specific management challenges are as addressed below.

Boost Sales in China

In order to achieve highly profitable components and equipment businesses, Kyocera Group has already established production bases in three areas in China. In addition to the establishment of these production bases, Kyocera Group will create a sales network in China with the objective of expanding sales in the China, where many electronic equipment manufacturers possess production facilities and where great potential consumer markets exist.

Based on this strategy, Kyocera Group established Kyocera (Tianjin) Sales and Trading Corporation, the first joint venture with overseas manufacturing company, which can handle the sales of both imported products and locally manufactured products. Kyocera Group will expand sales of its products in China via this new sales subsidiary by meeting various customer needs.

Rapidly Enhance Profitability of Components Business

Recovery in demand is forecast in the electronics industries with the completion of global components inventory corrections. However, with continued declines in component prices expected, Kyocera Group will focus on gaining market share in areas of comparative strength by further strengthening development of products that already command high global share, thereby taking advantage of production volume to increase profitability, and will consolidate its position as market leader in these areas. In particular, Kyocera Group will emphasize sales of components for LCD the manufacturing equipment and sapphire substrates, which correspond to increased demand for large-sized LCDs and LCD projectors, as well as SMD packages and packages for camera modules and micro and high functional electronic devices, which correspond to the spread of mobile handsets featuring color LCDs and built-in cameras.

In addition, Kyocera Group will strive to reduce manufacturing costs and enhance competitiveness. For this purpose, it will expand production volume of components usable for multiple purposes in China. As a new business development in China, it will commence production of solar modules in China and then develop the solar business in China. At its domestic production bases, it will improve production efficiency, enhance development of new products and expand production of high-value-added products.

Ceramic Chip Capacitors Photovoltaic Generating System

CDMA Handsets Digital Camera

Furthermore, Kyocera Group will boost profitability by developing new as well as existing markets. In view of rising demand for automotive electronics that improve safety and reduce environment impact, Kyocera Group will leverage its abundant resources, from components and devices to equipments, to develop high-value-added products and further expand its business in the automotive market.

Increase Sales and Improve Profitability in the Equipment Business

In the telecommunication business, Kyocera Group is establishing systems for product development and mass production in Japan, Korea, the United States and China, the four CDMA terminal business bases. It will also establish global marketing systems aimed at establishing it as the market leader in the CDMA terminal business. It will also expand overseas sales of communication system equipment, including PHS related products.

In the information equipment business, Kyocera Group will strive to increase profit by bolstering its sales network and expanding its products lineup, as well as further improving public confidence.

In the optical business, Kyocera Group is striving to achieve cost reductions by increasing the manufacture of digital cameras in China. It will also aggressively introduce new products into the markets and improve profitability.

Outlook and Future Business Strategies by Operating Segment (Consolidated)

Fine Ceramics Group

Kyocera is anticipating an increase in sales of parts for LCD fabrication equipment and sapphire substrates in line with the surge in demand for large LCD displays and LCD projectors. The rise in popularity of color phones and camera-equipped mobile phones is expected to boost demand for semiconductor parts such as SMD packages and packages for image devices.

Electronic Device Group

Kyocera is projecting high demand for compact, advanced components, due to a recovery of computer-related markets as well as increased replacement demand for sophisticated mobile handsets and continued spread of mobile handsets in new geographic areas.

Equipment Group

In its telecommunications equipment business, Kyocera expects high demand for mobile phones in China and strong sales of communication systems equipment, such as PHS-related products, in overseas markets.

In its information equipment business, Kyocera will strive to heighten the Kyocera Mita brand value. We are also projecting an increase in sales of information equipment through the launch of new color copiers and printers and an expanded sales network.

Kyocera aims to boost sales of optical instruments by enhancing its digital camera lineup.

Others

Kyocera Communication Systems Co., Ltd. will expand its IT (Information Technology) solutions business, including content and related services for mobile phones overseas, particularly in Southeast Asia.

SMD Packages

Thermal Printheads

Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in our markets, which are primarily Japan, North America, Europe and Asia, including in particular China; changes in exchange rates, particularly between the yen and the U.S. dollar and Euro, respectively, in which we make significant sales; our ability to launch innovative products and otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic devices; and the extent and pace of future growth or contraction in information technology-related markets around the world, including those for communications and personal computers. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

Consolidated Balance Sheets

	March 31,		Increase (Decrease)
	2003	2002
	Amount	Amount	Amount
	Japanese yen in millions
ASSETS
Current assets :
Cash and cash equivalents	¥298,310	¥280,899	¥17,411
Restricted cash	56,368	59,509	(3,141)
Short-term investments	14,651	10,902	3,749
Trade notes receivable	35,446	25,367	10,079
Trade accounts receivable	179,750	174,240	5,510
Short-term finance receivables	31,254	83,196	(51,942)
Less allowances for doubtful accounts and sales returns	(7,703)	(11,110)	3,407
Inventories	183,156	205,806	(22,650)
Deferred income taxes	52,136	51,997	139
Other current assets	19,054	22,061	(3,007)

Total current assets	862,422	902,867	(40,445)

Non-current assets :
Investments in and advances to affiliates and unconsolidated subsidiaries	24,398	26,206	(1,808)
Securities and other investments	308,137	301,659	6,478

Total investments and advances	332,535	327,865	4,670

Long-term finance receivables	125,728	83,745	41,983

Property, plant and equipment, at cost :
Land	53,973	46,834	7,139
Buildings	203,387	189,024	14,363
Machinery and equipment	587,076	568,717	18,359
Construction in progress	5,483	11,596	(6,113)
Less accumulated depreciation	(600,414)	(547,548)	(52,866)

	249,505	268,623	(19,118)

Goodwill	25,703	30,757	(5,054)
Intangible assets	15,068	16,202	(1,134)
Other assets	24,053	15,399	8,654

Total non-current assets	772,592	742,591	30,001

Total assets	¥1,635,014	¥1,645,458	¥(10,444)

	(Rounded to the nearest million yen)

Footnotes	to the Consolidated Balance Sheets

1.	Restricted cash represents the amount of time deposit to a financial institution in order to reduce the cost for the issuance of letter of credit in connection with a legal proceeding.

2.	Effective April 1, 2002, Kyocera adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” According to this standard, the intangible assets formerly included in other assets are separately disclosed.

3.	Accumulated other comprehensive income is as follows:

	March 31,
	2003	2002
	Japanese yen in millions
Net unrealized losses on securities	¥(29,955)	¥(27,926)
Net unrealized losses on derivative financial instruments	¥(331)	¥(425)
Minimum pension liability	¥(10,931)	—
Foreign currency translation adjustments	¥(14,977)	¥5,601

	March 31,		Increase
	2003	2002	(Decrease)
	Amount	Amount	Amount
	Japanese yen in millions
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities :
Short-term borrowings	¥107,886	¥106,880	¥1,006
Current portion of long-term debt	30,198	12,401	17,797
Trade notes and accounts payable	98,105	78,627	19,478
Other notes and accounts payable	28,428	27,236	1,192
Accrued payroll and bonus	33,059	31,572	1,487
Accrued income taxes	28,060	21,359	6,701
Accrued litigation expenses	41,862	45,333	(3,471)
Other accrued expenses	23,387	24,344	(957)
Other current liabilities	14,589	11,356	3,233

Total current liabilities	405,574	359,108	46,466

Non-current liabilities :
Long-term debt	60,736	96,856	(36,120)
Accrued pension and severance costs	74,906	49,549	25,357
Deferred income taxes	22,879	28,045	(5,166)
Other non-current liabilities	5,859	4,892	967

Total non-current liabilities	164,380	179,342	(14,962)

Total liabilities	569,954	538,450	31,504

Minority interests in subsidiaries	61,560	67,530	(5,970)

Stockholders’ equity :
Common stock	115,703	115,703	—
Additional paid-in capital	167,675	158,228	9,447
Retained earnings	828,350	798,407	29,943
Accumulated other comprehensive income	(56,194)	(22,750)	(33,444)
Treasury stock, at cost	(52,034)	(10,110)	(41,924)

Total stockholders’ equity	1,003,500	1,039,478	(35,978)

Total liabilities and stockholders’ equity	¥1,635,014	¥1,645,458	¥(10,444)

		(Rounded to the nearest million yen)

Capital Expenditures and Depreciation

Capital expenditures for this fiscal year focused on the streamlining of production processes to improve productivity, and investment in new facilities in the Fine Ceramics Group and the Electronic Device Group were adequately controlled. As a result, capital expenditures, and consequently depreciation expenses, decreased from the previous year.

Consolidated Statements of Income

	Years ended March 31,		Increase (Decrease)
	2003	2002
	Amount	Amount	Amount
	Japanese yen in millions
Net sales	¥1,069,770	¥1,034,574	¥35,196
Cost of sales	796,258	795,201	1,057

Gross profit	273,512	239,373	34,139

Selling, general and administrative expenses	190,124	187,812	2,312

Profit from operations	83,388	51,561	31,827

Other income or expenses :
Interest and dividend income	5,194	7,304	(2,110)
Interest expense	(1,432)	(2,655)	1,223
Foreign currency transaction (losses) gains, net	(5,405)	5,238	(10,643)
Equity in earnings of affiliates and unconsolidated subsidiaries	3,092	1,559	1,533
Loss on devaluation of investment in an affiliate	(5,159)	—	(5,159)
Losses on devaluation of investment securities	(2,883)	(5,771)	2,888
Other, net	(758)	(1,838)	1,080

Total other income or expenses	(7,351)	3,837	(11,188)

Income before income taxes, minority interests and cumulative effect of change in accounting principle	76,037	55,398	20,639

Income taxes	32,780	21,308	11,472

Income before minority interests and cumulative effect of change in accounting principle	43,257	34,090	9,167

Minority interests	164	(299)	463

Income before cumulative effect of change in accounting principle	43,421	33,791	9,630

Cumulative effect of change in accounting principle	(2,256)	(1,838)	(418)

Net income	¥41,165	¥31,953	¥9,212

Earnings per share:
Income before cumulative effect of change in accounting principle:
Basic	¥233.02	¥178.74
Diluted	¥232.97	¥178.59
Net income:
Basic	¥220.91	¥169.02
Diluted	¥220.86	¥168.88
Weighted average number of shares of common stock outstanding (shares in thousands) :
Basic	186,338	189,050
Diluted	186,382	189,204
	(Rounded to the nearest million yen)

Footnotes to the Consolidated Income Statement:

1.	The Company applies SFAS No.130, “Financial Reporting of Comprehensive Income.” Based on this standard, comprehensive income for years ended March 31, 2003 and 2002 was an increase of 7,721 million yen and 28,876 million yen, respectively.

2.	Earnings per share amounts were computed based on SFAS No.128, “Earnings per Share.” Under SFAS No.128, basic earnings per share was computed based on the average number of shares of common stock outstanding during each period and diluted earnings per share assumed the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

3.	Effective April 1, 2002, Kyocera adopted SFAS No.142, “Goodwill and Other Intangible Assets.” Effective April 1, 2001, Kyocera adopted SFAS No.133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No.138. Upon the adoption of these standards, Kyocera recognized cumulative effects of these changes in accounting principle, net of tax amounted to 2,256 million yen and 1,838 million yen for years ended March 31, 2003 and 2002, respectively.

Consolidated Statements of Cash Flows

	Years ended March 31,
	2003	2002
	Amount	Amount
	Japanese yen in millions
Cash flows from operating activities :
Net income	¥41,165	¥31,953
Adjustments to reconcile net income to net cash provided by operating activities :
Depreciation and amortization	75,320	88,497
Provision for doubtful accounts	(2,060)	3,593
Losses on inventories	6,966	11,872
Deferred income taxes	(885)	(12,879)
Minority interests	(164)	299
Equity in earnings of affiliates and unconsolidated subsidiaries	(3,092)	(1,559)
Loss on devaluation of investment in an affiliate	5,159	—
Losses on devaluation of investment securities	2,883	5,771
Cumulative effect of change in accounting principle	2,256	1,838
Foreign currency adjustments	5,139	(6,280)
Change in assets and liabilities :
(Increase) decrease in receivables	(948)	55,047
Decrease in inventories	11,067	40,443
Decrease in other current assets	1,128	4,683
Increase (decrease) in notes and accounts payable	13,247	(41,600)
Increase (decrease) in accrued income taxes	4,380	(37,923)
Increase (decrease) in other current liabilities	1,319	(4,424)
(Decrease) increase in other non-current liabilities	(1,259)	2,299
Other, net	(867)	(701)

Net cash provided by operating activities	160,754	140,929

Cash flows from investing activities :
Payments for purchases of available-for-sale securities	(21,562)	(47,402)
Payments for purchases of held-to-maturity securities	(30,682)	(13,588)
Payment for purchases of investments and advances	(1,035)	(465)
Sales and maturities of available-for-sale securities	6,892	44,934
Maturities of held-to-maturity securities	27,458	38,697
Payments for purchases of property, plant and equipment	(40,481)	(59,031)
Proceeds from sales of property, plant and equipment	3,122	1,809
Payment for purchases of intangible assets	(6,620)	(10,669)
Acquisitions of businesses, net of cash acquired	4,058	(60)
Restricted cash	(1,477)	(6,959)
Other, net	1,815	1,596

Net cash used in investing activities	(58,512)	(51,138)

Cash flows from financing activities :
Decrease in short-term debt	(3,475)	(30,345)
Proceeds from issuance of long-term debt	1,568	60,043
Payments of long-term debt	(19,152)	(9,659)
Payments of liabilities deferred pursuant to the rehabilitation plan	—	(25,609)
Dividends paid	(12,382)	(12,773)
Purchase of treasury stock	(42,010)	(628)
Other, net	789	575

Net cash used in financing activities	(74,662)	(18,396)

Effect of exchange rate changes on cash and cash equivalents	(10,169)	8,171

Net increase in cash and cash equivalents	17,411	79,566
Cash and cash equivalents at beginning of year	280,899	201,333

Cash and cash equivalents at end of year	¥298,310	¥280,899

(Rounded to the nearest million yen)

Cash Flows from Operating Activities

This datum indicates cash flow produced in the ordinary course of business, including sales of products and provision of services.

Net cash provided by operating activities in this fiscal year increased by ¥19,825 million to ¥160,754 million from ¥140,929 million in the previous year. This was due principally to an increase in net income of ¥9,212 million to ¥41,165 million compared with the previous year. A decrease in payments for accounts payables and income taxes also contributed.

Cash Flows from Investing Activities

This datum indicates expenditures directed toward future profits, as well as fund management and returns therefrom.

Net cash used in investing activities in this fiscal year increased by ¥7,374 million to ¥58,512 million from ¥51,138 million in the previous year. This was due primarily to a decrease in proceeds from maturities of securities, despite of a decrease in capital expenditures mainly in the Fine Ceramics Group.

Cash Flows from Financing Activities

This datum indicates procurement and repayment of funds for business operations and investment activities.

Net cash used in financing activities in this fiscal year increased by ¥56,266 million to ¥74,662 million from ¥18,396 million in the previous year. This was due mainly to significant increase in purchase of treasury stock.

Accompanying Materials for the 49th

Ordinary General Meeting of Shareholders

BUSINESS REPORT

(From April 1, 2002 to March 31, 2003)

1. BUSINESS OUTLINE

(1) Business Developments and Results and Corporate Aims

During the 49th fiscal year ended March 31, 2003, there was little recovery in the economic situation due mainly to falling global stock prices and continued stagnation in private consumption and capital investment in Japan. Overseas, despite signs of a revival in the U.S. economy at the beginning of the period, sluggish consumer spending in the second half and beyond led to a slowdown in economic growth. Although the European economy is weakening in general, the Asian economy, especially in China, continues to grow.

Despite an end to components inventories adjustments around the world and a consequent resurgence in demand in the mobile phone market in particular, persistent component price erosion has led to harsh conditions in the electronics market.

Kyocera Mita Corporation, a subsidiary of the Company, assumed the printer related business in April 2002. As a result, the information equipment business was excluded from the Company’s non-consolidated financial results in this fiscal year, and this produced a negative impact of approximately 42.5 billion yen on net sales. Net sales for the fiscal year amounted to 482,834 million yen, which represented a 3.3% decrease compared to the previous fiscal year, with the negative impacts described above mostly offset by a sharp increase in sales in the electronic device group and increased sales of telecommunications equipment. Domestic sales increased to 301,325 million yen, a 1.6% increase from the previous fiscal year, due to an increase in sales of telecommunications equipment and increased sales in the fine ceramics group, including increased sales of semiconductor process equipment components. Overseas sales decreased to 181,509 million yen, a 10.5% decrease from the previous fiscal year, mainly due to the separation of the information equipment business, and also due to a decrease in sales in the fine ceramics group, partly offset by an increase in sales in the electronic device group.

Profit from operations increased to 42,407 million yen, a 10.5% increase from the previous fiscal year, due to increased sales of telecommunications equipment and improvements in production efficiency of all segments, partly offset by the separation of the information equipment business. Recurring profit decreased to 54,685 million yen, a 3.1% decrease from the previous fiscal year, as the yen’s appreciation against the U.S. dollar produced a loss from fluctuations of foreign exchange rates relating to foreign currency based assets. Net income for the fiscal year decreased to 27,923 million yen, a 19.0% decrease from the previous fiscal year, due to a loss in sale and disposal of investment securities, etc.

Sales of each business segment are as follows:

1) Fine Ceramics Group: 205,245 million yen

Sales of parts for semiconductors and LCD fabrication equipment and SMD packages for mobile phones increased in line with an improvement in market conditions. In addition, sales of sapphire substrates for LCD projectors and packages for image devices were up as a result of strong demand and development of the market. Sales of solar systems and dental and orthopedic implants also showed steady growth.

Conversely, sales of ceramic packages for fiber-optic devices and parts for fiber-optic connectors decreased appreciably due to the slump in the global optical communications market.

As a result, sales of this segment decreased by 5.0% from the previous fiscal year.

2) Electronic Device Group: 98,619 million yen

A recovery in demand for mobile phone components, including ceramic capacitors and timing devices such as Temperature Compensated Crystal Oscillators (TCXOs), in line with the normalization of inventories at handset manufacturers, led to an increase in shipping volume in this segment.

Sales of thin film devices, such as Thermal Printheads and Liquid Crystal Displays, substantially increased. As a result, sales of this segment increased by 9.5% from the previous fiscal year.

3) Equipment Group: 176,625 million yen

Sales of telecommunications equipment increased. Sales of optical instruments declined, however, and the information equipment business was separated from the Company. As a result, sales of this segment decreased by 5.0% from the previous fiscal year.

Sales of camera-equipped handsets in Japan grew steadily, while aggressive market development and high sales of PHS-related products in overseas markets helped sales in the telecommunications business to increase.

Sales in the optical instruments business declined, primarily due to a rapidly contracting still camera market.

During the fiscal year, in order to enhance its management and business basis, the Company undertook the following measures:

1)	The Company’s Printer Division was fully integrated into Kyocera Mita Corporation (“Kyocera Mita”) on April 1, 2002, through corporate divestiture, with the objectives of combining Kyocera’s copier and printer businesses and further strengthening the information equipment business.

2)	The Company acquired Toshiba Chemical Corporation (“Toshiba Chemical”) as a wholly owned subsidiary through a stock swap on August 1, 2002, upon which it was renamed Kyocera Chemical Corporation. The purpose was to pursue synergies between the Company and Toshiba Chemical, as well as to bolster various business areas, notably electronic component materials, fine ceramic products and electronic devices. The Company issued 990,990 new shares of its common stock in connection with this stock swap.

3)	Based on a resolution at the 48th General Meeting of Shareholders held on June 26, 2002, the Company acquired 5,000,000 shares of the Company’s common stock before September 9, 2002 in order to establish stock option plans and also enable the Company to execute a flexible capital management policy responsive to changes in the management environment.

4)	On August 1, 2002, 16 of the Company’s Business Groups were reorganized into 22 Corporate Business Divisions and 10 Business Divisions. The reorganization will not only further facilitate quick decision-making in management, but will also support the training and development of human resources throughout the Company.

On July 23, 2002, the Ninth Circuit Court of Appeals rendered its decision with respect to the arbitration between the Company and U. S. based LaPine Technology Corporation (“LTC”), Prudential-Bache Trade Corporation (presently renamed Prudential-Bache Trade Services, Inc.) for the alleged breach of an agreement by the Company in connection with the reorganization of LTC. The Company was ordered to pay approximately US$453 million, including interest and attorneys’ fees, whereupon the Company immediately filed a Petition for Rehearing and Request for Rehearing En Banc. The Ninth Circuit Court of Appeals entered an order on December 17, 2002 that the case be reheard before an en banc court.

For the 50th fiscal year (from April 1, 2003 to March 31, 2004), possible negative effects of the Iraq war on global markets, combined with falling share prices and fluctuating currencies has created growing uncertainty in the economic climate for the fiscal year ending March 2004. Moreover, with few signs of recovery in the Japanese economy, the first half of the fiscal year is expected to be particularly severe.

In the electronics industry, however, the introduction of handsets featuring color LCDs and built-in cameras coupled with increased popularity in China is expected to stimulate global demand for mobile phones. In addition, mild recovery is expected in PC-related markets, while only a comparatively slight drop in component prices is forecast.

In this business environment, the Company seeks to maximize synergies and promotes “high-value-added” diversification of its operations. Specific management challenges are as follows:

Boost Sales in China

The Company continues to strengthen production bases and create a sales network in China with the objective of expanding sales in the high-growth Chinese market, where a lot of electronic equipment manufacturers possess production facilities. Based on this strategy, we established Kyocera (Tianjin) Sales and Trading Corporation, the first joint venture with funding from the overseas manufacturing industry, which can handle the sale of both complete imported Kyocera products and locally manufactured products. The Company will expand sales of our products in China via the new sales subsidiary by meeting various customer needs.

Rapidly Enhance Profitability of Components Business

Recovery in demand is forecast in the electronics industries with the completion of global components inventory corrections. However, with continued declines in component prices expected, the Company will focus on gaining market share in areas of comparative strength by further strengthening development of products that already command high global share to increase profitability and will consolidate its position as market leader.

Furthermore, the Company will boost profitability by developing new as well as existing markets. In view of rising demand for automotive electronics that create safer and more eco-friendly automobiles, the Company will leverage its abundant resources, from components and devices to equipment, to develop high-value-added products and become a market leader in the automotive market.

To comprehensively reduce costs and enhance price competitiveness, the Company will expand production of multipurpose products in China. In addition to increasing efficiency of production in Japan, the Company intends to strengthen new product development and bolster production of high-value-added products.

The Company aims to expand its solar systems business in China and plans to commence the local manufacture of solar modules in the near future.

Further Expand Sales and Boost Profitability of Equipment Group

With regard to telecommunications equipment, the Company aims to become a leader in the CDMA market by pursuing a global marketing strategy, pursuing synergy at bases in Japan, Korea, the United States and China, and optimizing global product development and production structure.

To raise profitability in the optical instruments business, the Company will reduce costs by increasing production of digital cameras in China, and will aggressively launch new products into the market.

Introduction of Executive Officer System

To establish corporate governance appropriate for a global corporation, together with a decision making system responsive to the business environment, and to aggressively recruit young people with excellent human qualities and capabilities to the management team for training as the executives of the next generation, the Company will introduce an executive officer system after the 49th General Meeting of Shareholders held on June 25, 2003.

(2) Net Sales by Operating Segment

Operating Segment	Net Sales	Increase (Decrease) from Previous Fiscal Year	Contribution to Net Sales
	(millions of yen)	(%)	(%)
Fine Ceramics Group	205,245	(5.0)	42.5
Electronic Device Group	98,619	9.5	20.4
Equipment Group	176,625	(5.0)	36.6
Others	2,343	(67.1)	0.5

TOTAL	482,834	(3.3)	100.0

(3) Orders by Operating Segment
Operating Segment	Orders	Increase (Decrease) from Previous Fiscal Year
	(millions of yen)	(%)
Fine Ceramics Group	201,587	(0.6)
Electronic Device Group	100,219	24.1
Equipment Group	186,587	3.4
Others	2,159	(62.5)

TOTAL	490,554	4.4

(4) Outline of Capital Expenditures

The total amount of capital expenditures in the fiscal year ended March 31, 2003 was ¥14,912 million, the main items of which were as follows:

(i)	The Company made investments in the Shiga Youkaichi Plant, the Kagoshima Sendai Plant and the Kagoshima Kokubu Plant with the purpose of expanding their lines for new products and streamlining production in respect of fine ceramic parts, semiconductor parts, electronic components and solar energy related products.

(ii)	The Company made investments in the Hokkaido Kitami Plant with the purpose of expanding lines for new products and streamlining production in respect of telecommunications equipment.

All of these capital expenditures were financed in-house.

2. GENERAL DESCRIPTION OF THE COMPANY

(1) Principal Businesses

The Company manufactures and sells a highly diversified range of products, including parts involving fine ceramic technologies and applied ceramic products, telecommunications equipment and optical instruments. The principal products are listed below:

Operating Segment	Principal Products
Fine Ceramics Group

(Fine Ceramic Parts)

Semiconductor Process Equipment Components, LCD Process Equipment Components, Information & Telecommunication Components, Automotive & ITS related Components, General Industrial Ceramics Components

(Semiconductor Parts)

Multilayer Packages/Multilayer Substrates, Ceramic Dual-In-Line Packages, Thin-film Packages, Metallized Products, Lids, Packages for Surface Mount Devices, Optical Communication Packages/Components, Organic Packages, Camera Module Packages

(Applied Ceramic Products)

Cutting Tools, Dental & Orthopedic Implants, Residential & Industrial Photovoltaic Generating Systems, Solar Cells & Modules, Solar-cell-applied Equipment, Jewelry, Ceramic Parts for Watches, Kitchenware, Stationery

Electronic Device Group

Ceramic Chip Capacitors, Chip Resistors, Ceramic Resonators/Filters, SAW (Surface Acoustic Wave) Devices, Quartz Crystal Products, Telecommunication Devices (RF Modules, TCXOs (Temperature Compensated Crystal Oscillators),VCOs (Voltage Controlled Oscillators)), Ceramic Circuit Boards, Automobile Electronic Control Units, Noise Filters, Thermal Printheads, LED Printheads, Amorphous Silicon Drums, Liquid Crystal Displays

Equipment Group	(Telecommunications Equipment) Cellular-phones, PHS Related Products (Optical Instruments) Single-lens Reflex Cameras, Compact Cameras, Digital Cameras

(2) Principal Offices and Plants, etc.

Head Office:	6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

Offices:	Sapporo Office	Tohoku Office (Sendai)	Takasaki Office
	Utsunomiya Office	Ohmiya Office (Saitama)	Tachikawa Office
	Atsugi Office	Kanazawa Office	Yamanashi Office (Nirasaki)
	Matsumoto Office	Hamamatsu Office	Nagoya Office
	Mikawa Office (Anjo)	Osaka Office	Nishi-Akashi Office
	Okayama Office	Hiroshima Office	Takamatsu Office
Kyushu Office (Fukuoka)

Plants:	Hokkaido Kitami Plant	Fukushima Tanakura Plant	Chiba Sakura Plant
	Nagano Okaya Plant	Mie Ise Plant	Shiga Gamo Plant
	Shiga Youkaichi Plant	Kagoshima Sendai Plant	Kagoshima Kokubu Plant
Kagoshima Hayato Plant

Business Divisions:	Tokyo Yaesu Division	Tokyo Harajuku Division	Tokyo Yoga Division
	Yokohama Division	Kyoto Fushimi Division	Osaka Tamatsukuri Division

Research Laboratories:	R&D Center, Yokohama
R&D Center, Keihanna (Kansai Science City, Souraku District, Kyoto)
R&D Center, Kagoshima (Kokubu, Kagoshima)

(3) Employees

	Number of Employees	Change from the End of Previous Fiscal Year	Average Age	Average Years of Service
Male	11,205	Decrease of 364	38.5	15.3
Female	2,732	Decrease of 267	28.6	8.5

Total	13,937	Decrease of 631	36.6	13.9

(Note) The number of employees does not include 965 employees seconded to subsidiaries, etc.

(4) Shares (as of March 31, 2003)

(i) Total number of shares authorized to be issued:	600,000,000 shares
(ii) Total number of shares in issue:	191,309,290 shares

Increase in number of shares during the fiscal year ended March 31, 2003 resulting from:

Issuance of new shares upon the stock swap for acquisition of Toshiba Chemical Corporation

(Current name: Kyocera Chemical Corporation) dated August 1, 2002

(iii) Number of shareholders:	990,990 shares
(iv) Major shareholders	91,022 shareholders

	Capital Contribution to the Company		Capital Contribution by the Company to the Major Shareholders
Name of Shareholder	Number of Shares Owned	Percentage of Voting Rights	Number of Shares Owned	Percentage of Voting Rights
	Thousand	%	Thousand	%
Japan Trustee Services Bank, Ltd. (Trust Account)	13,758	7.46	—	—
The Master Trust Bank of Japan, Ltd. (Trust Account)	9,772	5.30
The Bank of Kyoto, Limited	7,218	3.91	7,980	2.43
Kazuo Inamori	6,806	3.69	—	—
UFJ Trust Bank Limited (Trust Account Unit A)	5,101	2.77	—	—
The Inamori Foundation	4,680	2.54	—	—
UFJ Bank Limited	3,919	2.13	—	—
KI Enterprise Co., Ltd.	3,549	1.93	—	—
State Street Bank and Trust Company	3,096	1.68	—	—
Nats Cumco	2,809	1.52	—	—

Notes:

1.	The Company does not directly hold any share of UFJ Trust Bank Limited or UFJ Bank, Limited. However, the Company holds 6 thousand shares of common stock (0.13%) of their holding company, UFJ Holdings, Inc.

2.	Treasury stock of 6,344 thousand shares is excluded in preparing the list of major shareholders.

(v) Acquisition, disposition and holding of the Company’s shares by the Company

1. Shares acquired
Acquisition of shares in accordance with Article 210 of the Commercial Code
	Common stock	5,000,000 shares	Aggregate acquisition price	¥41,414 million
Acquisition of shares not constituting one share unit (tangen kabu)
	Common stock	79,307 shares	Aggregate acquisition price	¥599 million
2. Shares disposed of	Common stock	12,800 shares	Aggregate disposal price	¥102 million
3. Shares under procedures for less		None
4. Shares held at the end of fiscal year	Common stock	6,344,930 shares

(vi) Issuance of Stock Acquisition Rights with Specially Favorable Conditions to Parties other than Shareholders

1.	Number of stock acquisition rights to be issued:

1,436 (One stock acquisition right will entitle the holder thereof to acquire 100 shares.)

2.	Kind and number of shares to be issued upon exercise of stock acquisition rights:

143,600 shares of Common Stock of the Company

3.	Issue price of stock acquisition rights: Nil

4.	Amount to be paid in upon exercise of stock acquisition rights (exercise price): 9,290 yen per share

5.	Exercise period for stock acquisition rights: From October 1, 2002 to September 30, 2003

6.	Conditions for exercise of stock acquisition rights:

(i)	In order to exercise stock acquisition rights, the party who has received such stock acquisition rights (the “Acquisition Rights Holder”) must be a Director, Corporate Auditor or employee of the Company or a subsidiary thereof at the time of exercise.

(ii)	In case of death of the Acquisition Rights Holder, the inheritor may exercise stock acquisition rights inherited for a period of 6 months (or until the date of expiration of the exercise period thereof, if such date comes earlier), up to the maximum number of stock acquisition rights the deceased could have exercised at the time of death.

(iii)	Stock acquisition rights may not be transferred, pledged or otherwise disposed of.

(iv)	Upon approval by the Bonus Committee of the Company, the exercise of stock acquisition rights may be permitted under conditions different from those described in (i) and (ii) above.

(v)	Other terms and conditions shall be provided for in an Agreement relating to the Allocation of Stock Acquisition Rights between the Company and each Acquisition Rights Holder.

7.	Cancellation of stock acquisition rights:

In the event that stock acquisition rights cease to be exercisable due to failure by the Acquisition Rights Holder to satisfy conditions set forth in 6. above prior to exercise thereof, the Company shall be entitled to cancel such stock acquisition rights without any consideration therefor.

8.	Specially favorable conditions

The stock acquisition rights were issued without consideration to Directors, Corporate Auditors and employees of the Company and its subsidiaries.

9.	Names of the Acquisition Rights Holder and the number of shares to be made available to them

Directors (Name of Company, Name of Acquisition Rights Holder, Number of Stock Acquisition Rights)

[Kyocera ELCO Corporation]
Yuzo Yamamura	30	Taro Kubota	10	Kenichi Sunoki	10	Toshitaka Hata	10
Keizou Honda	6	Tetsuji Watanabe	6	Osami Taniguchi	6
[Kyocera Communication Systems Co.,Ltd.]
Naoyuki Morita	30	Katsuhiro Yamano	10	Hironobu Shimosaka	10	Hiroshi Kitamura	10
Takehiro Wada	10	Toshiteru Fujii	10	Norihiko Shinohara	10	Hisao Nishimura	6
Takeshi Nishimura	6
[Kyocera Mita Corporation]
Shunji Inoue	10	Akihiro Nasu	10	Yasuji Sumida	6	Takashi Kadomori	6
[Kyocera Optec Co., Ltd.]
Tsutomu Tsubono	10	Tadayoshi Shiomi	6	Takanobu Shibata	3	Tomoji Ono	3
Kouichi Sato	3
[Kyocera Leasing Co., Ltd.]
Tsutomu Takahashi	6	Masao Niwa	3	Yuji Kajiwara	3	Masaru Ohtsuki	3
[Kyocera Realty Development Co., Ltd.]
Ryuuji Nagata	3	Takeo Sasaki	3	Shouji Ikeda	3
[Hotel Kyocera Co., Ltd.]
Hironori Tsukuda	3	Tadashi Yano	3	Yuji Yoshidome	3	Fuminori Gobara	3
[Other Companies]
Kyocera Solar Corporation		Takao Kakita	3	Kyocera Tycom Corporation		Scott C.Yardley	6
Kyocera Mita Japan Corporation		Makoto Kuwabara	6	Kyocera Tycom Corporation		Mark Murphy	3
Kyocera Mita Japan Corporation		Teruo Sugimori	3	Kyocera Fineceramics GmbH		Klaus P.Lemke	3
Daiken Company Limited		Osamu Irie	6	Kyocera Fineceramics S.A.		Jan Sustronck	3
Daiken Company Limited		Masayoshi Akashi	3	Yashica Kyocera GmbH		Whilhelm Hotes	6
Medical Data Co., Ltd.		Tadashi Imai	3	Kyocera Precision Tools Korea Co., Ltd.		Hee-In Chun	6
Medical Data Co., Ltd.		Kaoru Kurata	3	Kyocera Mita (UK) Ltd.		Ian Jostin	6
Couei Corporation		Youichi Todo	3	Kyocera Mita Italia S.P.A.		Luigi Marangoni	6
Kyocera Building Services Co., Ltd.		Kazufumi Yamaguchi	3	Kyocera Mita Belgium N.V.		Guy Cap	3
Kyocera ELCO Korea Co., Ltd.		Tae Hyun Park	6	Kyocera Mita France S.A.		Marc Christophe	3
Kyocera ELCO Korea Co., Ltd.		Joo Bin Hwang	3	Kyocera Mita Espana S.A.		Oscar Sanchez	3
Kyocera America, Inc.		Robert Whisler	10	Kyocera Mita (Schweiz) AG		Robert Kramer	3
Kyocera Optics, Inc.		Benedetto La Marca	6	Kyocera Mita Deutschland GmbH		Reinhold Schlierkamp	6
Kyocera Industrial Ceramics Corp.		John Rigby	10	Kyocera Mita Australia PTY. Ltd.		David Finn	6
Kyocera Solar, Inc.		Douglas F.Allday	6	Kyocera Mita (Thailand) Corp., Ltd.		Somsong Anonvatana	3

Corporate Auditors (Name of Company, Name of Acquisition Rights Holder, Number of Stock Acquisition Rights)

Kyocera Corporation		Yuji Ito	15	Kyocera Communication Systems Co., Ltd.		Hajime Oue	6
Kyocera Mita Corporation		Masanobu Kotani	6	Kyocera Leasing Co., Ltd.		Toshio Abe	3

Employees {within the 10 highest tiers of seniority} (Name of Company, Name of Acquisition Rights Holder, Number of Stock Acquisition Rights)

Kyocera Mita Corporation		Hitoshi Shimaoka	6	Kyocera International, Inc.		Eric Klein	6
Kyocera Mita Corporation		Yoshitaka Saka	6	Kyocera America, Inc.		Nancy McCleary	6
Kyocera Mita Corporation		Mitsuzou Takeshita	6	Kyocera America, Inc.		Chong Park	6
Kyocera International, Inc.		William Edwards	6	Kyocera America, Inc.		Nicholas Huntalas	6
Kyocera International, Inc.		George Woodworth	6	Kyocera Industrial Ceramics Corp.		Richard Collins	6

3. COMBINED BUSINESSES

(1) Principal Subsidiaries

Name of Subsidiary	Amount of Capital	Percentage of Voting Rights	Principal Business
	(thousands)	(%)
Kyocera International, Inc.	US$34,850	100.0	Holding company engaged in investment in and management of subsidiaries in North America
Kyocera America, Inc. (Note 1)	US$15,000	100.0	Manufacture and sale of special ceramics for industrial use
Kyocera Industrial Ceramics Corporation (Note 1)	US$1,250	100.0	Manufacture and sale of special ceramics for industrial use
Kyocera Asia Pacific PTE Ltd.	US$105	100.0	Sale of special ceramics for industrial use
Kyocera Fineceramics GmbH	EUR1,687	100.0	Sale of special ceramics for industrial use
Kyocera ELCO Corporation	¥400,000	100.0	Manufacture and sale of electronic components
AVX Corporation (Note 2)	US$1,763	70.1	Manufacture and sale of electronic components
AVX/Kyocera (Singapore) PTE Ltd.(Note 3)	S$656	70.1	Manufacture and sale of electronic components
Shanghai Kyocera Electronics Co., Ltd.	¥14,500,000	90.0	Manufacture and sale of special ceramics for industrial use
Kyocera Wireless Corp. (Note 1)	US$825	100.0	Manufacture and sale of telecommunications equipment
Kyocera Zhenhua Communication Equipment Co., Ltd.	US$14,891	70.0	Manufacture and sale of telecommunications equipment
Kyocera Mita Corporation	¥12,000,000	100.0	Manufacture and sale of information equipment
Kyocera Leasing Co., Ltd.	¥8,575,000	100.0	Non-real estate leasing and financing business

(Notes)

1.	Wholly owned subsidiary of Kyocera International, Inc., which is, in turn, a wholly owned subsidiary of the Company.

2.	2.6% of the shares are held by Kyocera International, Inc., which are included in the shareholding by the Company.

3.	Wholly owned subsidiary of AVX Ltd., which is, in turn, a wholly owned subsidiary of AVX Corporation.

(2) Developments in and Results of Combined Businesses during the Fiscal Year ended March 31, 2003

Developments in Combined Businesses:

In order to increase corporate value by utilizing efficiently the resources within the Kyocera group and to maximize the synergies resulting from the integration of fine chemical technologies derived from the organic chemical technologies held by Toshiba Chemical Corporation (Current name: Kyocera Chemical Corporation) and fine ceramic technologies held by Kyocera group, the Company made Toshiba Chemical Corporation a wholly-owned subsidiary of the Company through a stock swap.

Results of Combined Businesses:

The number of consolidated subsidiaries, including the 13 principal subsidiaries listed above, is 142. There are a total of 19 subsidiaries and affiliates accounted for by the equity method.

Consolidated net sales for the fiscal year ended March 31, 2003, based upon accounting principles generally accepted in the United States, amounted to ¥1,069,770 million, an increase of ¥35,196 million (3.4%) over the previous fiscal year, and consolidated net income for the same fiscal year was ¥41,165 million, an increase of ¥9,212 million (28.8%) over the previous fiscal year.

4. TRENDS IN RESULTS OF OPERATIONS AND FINANCIAL CONDITION

	46th (Apr.1999-Mar.2000)	47th (Apr.2000-Mar.2001)	48th (Apr.2001-Mar.2002)	49th (this FY) (Apr.2002-Mar.2003)
Net sales (millions of yen)	507,802	652,510	499,264	482,834
Recurring profit (millions of yen)	69,471	114,500	56,412	54,685
Net income (millions of yen)	39,296	31,398	34,475	27,923
Earnings per share (yen)	206.48	164.98	182.36	149.45
Net assets (millions of yen)	753,530	889,748	879,434	865,147
Net assets per share (yen)	3,959.32	4,675.06	4,652.07	4,676.97

(Notes)

1.	Earnings per share is calculated on the basis of the average number of shares in issue during each fiscal year and net assets per share is calculated on the basis of the number of shares in issue at the end of each fiscal year. From the 48th fiscal year treasury stock is not included in calculations of average number of shares in issue during the fiscal year, or number of shares in issue at the end of the fiscal year.

2.	In the 46th fiscal year, demand from the domestic market for semiconductor parts for mobile communication handsets increased. Increase in sales of fine-ceramic parts and electronic components, as well as telecommunications equipment such as PHS related products in the overseas market contributed to the increase of the net sales of the Company. Net income also increased due to the increase in net sales and improved productivity.

3.	In the 47th fiscal year, sales from the components business was the highest in history, due mainly to increased sales to the telecommunication and information industry markets in Japan and overseas. A shortfall in the reserve for retirement benefits was written off as a one-time loss and recorded as an non-recurring loss. As a result, net income decreased as compared to the previous fiscal year.

4.	In the 48th fiscal year, sales decreased due to sluggish demand for electronic devices for mobile phone handsets and computer related products as well as parts and components for fiber optic communications, resulting from a downturn in IT (information technology) related industries. Despite the effects of decreased order volume and a substantial decline in the product prices, net income increased because of the absence of a special loss recorded in the previous fiscal year in connection with one-time depreciation of unfunded retirement compensation.

5.	With respect to this fiscal year (the 49th fiscal year), please refer to the description in 1. (1) “Business Developments and Results and Corporate Aims” above.

5. DIRECTORS AND CORPORATE AUDITORS (as of March 31, 2003)

Title	Name	Duties or Principal Occupation
Chairman Emeritus and Director	Kazuo Inamori
Chairman of the Board and Representative Director	Kensuke Itoh
President and Representative Director	Yasuo Nishiguchi
Executive Vice President and Representative Director	Noboru Nakamura	Executive Vice President and Representative Director of Kyocera Chemical Corporation
Executive Vice President and Representative Director	Michihisa Yamamoto	General Manager of Corporate Business Strategy Division
Executive Vice President and Representative Director	Masahiro Umemura	General Manager of Corporate Development Division
Senior Managing Director and Representative Director	Yasuo Akashi	General Manager of Corporate General Affairs Division
Senior Managing Director and Representative Director	Rodney N. Lanthorne	President and Director of Kyocera International, Inc.
Senior Managing Director	Isao Kishimoto	President and Representative Director of Kinseki, Limited
Managing Director	Isao Yukawa	General Manager of Corporate Solar-Energy Division President of Kyocera Solar Corporation
Managing Director	Hisashi Sakumi	Deputy General Manager of Corporate General Affairs Division Officer in charge of Environmental Affairs
Managing Director	Hideki Ishida	General Manager of Corporate Business Systems Administration Division
Managing Director	John S. Gilbertson	Director, President and Chief Executive Officer of AVX Corporation
Director	Akiyoshi Okamoto	Director and President of Shanghai Kyocera Electronics Co., Ltd.
Director	Takashi Ito	General Manager of Corporate Purchasing Division
Director	Hisao Hisaki	General Manager of Corporate Communication Systems Sales Division
Director	Masato Takeda	General Manager of Corporate R&D Division For
Components and Devices
Director	Minoru Fujiyoshi	General Manager of Corporate Legal and Intellectual Property Division
Director	Yoshihiko Nishikawa	Deputy General Manager of Corporate Legal and Intellectual Property Division
Director	Tsutomu Yamori	General Manager of Human Resources Division of Corporate General Affairs Division
Director	Masahiro Inoue	Deputy General Manager of Corporate Optical Equipment Division
Director	Eiichi Toriyama	General Manager of Corporate Electronic Components Sales Division
Director	Susumu Oshima	General Manager of Corporate Semiconductor Components Sales Division
Director	Koji Mae	General Manager of Organic Material Components Division
Director	Makoto Kawamura	General Manager of Corporate Cutting Tool Division
Director	Tatsumi Maeda	Deputy General Manager of Corporate Business Strategy Division
Full-time Corporate Auditor	Atsushi Mori
Full-time Corporate Auditor	Yuji Itoh
Corporate Auditor	Osamu Nishieda	Attorney At Law
Corporate Auditor	Mitsuru Akimoto	Advisor of the Bank of Kyoto, Limited

(Notes)

1.	Of the Corporate Auditors listed above, Mr. Osamu Nishieda is an outside Corporate Auditor as required under paragraph 1, Article 18 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha.

2.	Change of Directors and Corporate Auditors during the 49th fiscal year

(i)	Mr. Atsushi Mori resigned from the office of Director as of June 26, 2002 and, as of the same day, was newly elected and assumed the office of full-time Corporate Auditor.

(ii)	Mr. Osamu Fujisawa retired from the office of Corporate Auditor upon expiration of his term of office as of June 26, 2002.

(Note) The amounts and numbers of shares set out in this Report are rounded down to the nearest unit.

Balance Sheet (as of March 31, 2003)

(Non-Consolidated)

(Unit : Millions of Yen)
ASSETS		LIABILITIES
CURRENT ASSETS:		CURRENT LIABILITIES:
Cash and bank deposits	¥208,418	Trade accounts payable	¥50,766
Trade notes receivable	47,526	Other payables	63,600
Trade accounts receivable	74,155	Accrued expenses	7,571
Marketable securities	14,649	Income taxes payables	8,500
Finished goods and purchased merchandise	21,829	Deposits received	2,722
Raw materials	19,413	Accrued bonuses	10,900
Work in process	19,838	Provision for warranties	778
Supplies	525	Provision for sales returns	217
Deferred income taxes	28,592	Other current liabilities	201

Short-term loans	4,036	Total current liabilities	145,257
Other accounts receivable	2,737
Other current assets	1,191
Allowance for doubtful accounts	(26)	NON-CURRENT LIABILITIES:

Total current assets	442,887	Deferred income taxes	15,154
		Reserve for retirement benefit	67,596
		Reserve for directors’ retirement expenses	1,176
NON-CURRENT ASSETS:		Other non-current liabilities	341

Tangible fixed assets:		Total non-current liabilities	84,267

Buildings	38,924	Total liabilities	229,525

Structures	2,451
Machinery and equipment	36,012
Vehicles	28	STOCKHOLDERS’ EQUITY
Tools, furniture and fixtures	9,016
Land	30,386	Common stock	115,703
Construction in progress	650	Additional paid-in capital	185,838

Total tangible fixed assets	117,472	Retained earnings:
Intangible assets:		Legal reserve	17,206
Patent rights and others	2,576	Reserve for special depreciation	3,148
Total intangible assets	2,576	Reserve for research and development	1,000
Investments and other assets:		Reserve for dividends	1,000
Investments in securities	300,916	Reserve for retirement benefits	300
Investments in subsidiaries	194,160	Reserve for overseas investments	1,000
Equity investments (other than shares) in subsidiaries	24,244	General reserve	469,828
Long-term loans	10,456	Unappropriated retained earnings(Note)	29,421

Long-term prepaid expenses	3,935	Total retained earnings	522,904

Other investments	5,002	Net unrealized valuation gain	92,735
Allowance for doubtful accounts	(1,030)	Treasury stock, at cost	(52,033)

Allowance for impairment loss on securities	(5,950)

Total investments and other assets	531,736	Total stockholders’ equity	865,147

Total non-current assets	651,785

Total assets	¥1,094,672	Total liabilities and stockholders’ equity	¥1,094,672

(Note) Net income of ¥27,923 million was included in unappropriated retained earnings.

Statement of Income (From April 1, 2002 to March 31, 2003)

(Non-Consolidated)

(Unit : Millions of Yen)
RECURRING PROFIT and LOSS:
Operating income and expenses:
Operating income:
Net sales	¥482,834

Total operating income	482,834

Operating expenses:
Cost of sales	374,225
Selling, general and administrative expenses	66,201

Total operating expenses	440,426

Profit from operations	42,407

Non-operating income and expenses:
Non-operating income:
Interest and dividend income	13,472
Other non-operating income	6,105

Total non-operating income	19,577

Non-operating expenses:
Interest expenses	19
Foreign currency transaction losses, net	4,650
Other non-operating expenses	2,631

Total non-operating expenses	7,300

Recurring profit	54,685

NON-RECURRING GAIN and LOSS:
Non-recurring gain:
Gain on disposal of tangible fixed assets	365
Reversal of allowance for the doubtful accounts	6,651
Other non-recurring gain	213

Total non-recurring gain	7,230

Non-recurring loss:
Loss on disposal of tangible fixed assets	1,205
Loss on devaluation of investment in securities	6,180
Allowance for impairment loss on investment in subsidiary	5,950
Other non-recurring loss	3

Total non-recurring loss	13,339

Income before income taxes	48,576

Income taxes—current	13,046
Income taxes—deferred	7,605

Net income	27,923

Unappropriated retained earnings brought forward from the previous year	7,048
Net realized loss on treasury stock, at cost	0
Interim dividends	5,550

Unappropriated retained earnings at the end of the year	¥29,421

Summary of Major Accounting Policies:

1. Standards and Methods for Valuation of Securities:
Bonds to be held until maturity:	Depreciated costs methods (straight line method)

Shares in the subsidiaries and other affiliates:	Moving average method using cost basis

Other securities:

Marketable securities:

Market method using the market value as of the end of the fiscal year, etc. (Evaluation profits and losses are reflected directly to the capital account (equity method) and costs on sales shall be decided by using moving average method.)

Other securities:	Moving average method using cost basis

Derivative:	Market method

2. Standards and Methods for Valuation of Inventories:
Finished goods and work in process:	Finished goods and work in progress are valued using the lower of cost or market method incorporating the retail method. Purchased merchandise is valued at the lower of cost or last purchase price.

Raw materials and supplies:	At last purchase price Materials for telecommunications equipment are valued at cost determined using the first-in first-out method.

3. Depreciation of Fixed Assets:
Tangible fixed assets:	The declining balance method

The principal durable years are as follows. Buildings & structures: 2 years – 25 years

Machinery & equipment, Tools & fixtures: 2 years – 10 years

Intangible fixed assets:	The straight line method. (With respect to certain patents and software, depreciation periods as determined by the Company are applied.)

4. Standard for Conversion of Assets and Liabilities in Foreign Currencies into Japanese Yen

Assets and liabilities denominated in foreign currencies shall be accounted by converting the value into Japanese yen using the spot foreign exchange rate as of the end of the fiscal year. Difference resulting from fluctuation of the exchange rate shall be accounted as foreign exchange profits and foreign exchange losses.

5. Major Reserves Allowance for Doubtful Accounts:

To prepare for losses from doubtful accounts, the Company sets aside estimated unrecoverable amounts. In the case of normal account receivables, such reservation is made based on the historical records of uncollected rate and with respect to the particular account receivables such as those occurrence of credit loss is expected, the Company evaluate the possibility of the collection thereof and make reservation based on such evaluation on case by case basis.

Allowance for impairment losses on securities:	Allowances for impairment losses on securities are provided at an estimated uncollectible amount of investments in subsidiaries or affiliates.

Accrued Employees’ Bonuses:	In order to prepare for payment of bonuses to employees, the amount of the reservation is calculated on the basis of the bonuses actually paid in the preceding fiscal year.

Retirement Benefit:

In order to prepare for provision of retirement benefit to the employees, the Company set aside the amount calculated based on the amount of the debt relating to the retirement payment and amount of the pension fund assets. Past service liability is amortized using the straight-line method over the average remaining years of employment (18 years) from the time when such liability arises. The differences resulting from the mathematical calculation shall be depreciated by straight line method for the period of 18 years (average of the remaining employment periods of the employees) commencing from the fiscal year immediately following the year during which such difference takes place and accounted as costs.

(Supplemental information)

As a result of enactment of the “Defined Contribution Corporate Pension Plan Law”, the Company was approved by the Ministry of the Health, Labour and Welfare for the exemption from the obligation for benefits related to future employee service under the substitutional portion on December 16, 2002. The Company does not apply the provisional treatment under Clause 47-2 of “Practical Guidance for Accounting of Retirement Remuneration (Interim Report)” (Report No. 13 of the Committee of Accounting System of the Association of Japanese Certified Public Accountants). If the Company applied its provisional treatment under Clause 47-2, the Company would recognize special gain on transfer of the substitutional portion of the benefit obligation and related plan assets amounted to 31,358 million yen. As the special gain shall be recognized upon completion of the transfer of the substitutional portion of the benefit and related assets, actual result could differ for this estimate.

6. All the accounts are presented on a net-of-the national and local consumption tax basis.

Change in significant accounting policy :

1. Change in allocation of royalty expenses, etc.

The Company charged royalty expenses related to certain products to the cost of manufacturing from this fiscal year. Those royalty expenses were previously charged to selling, general and administrative expenses as the amounts of royalty to be paid were fixed at the time of sales of the products. Further, the Company charged certain costs for production of repair parts and provision for warranty to the cost of manufacturing from this fiscal year. Such costs were also included in selling, general and administrative expenses previously as those costs were incurred after the sales. As a result of changes, gross profit for the fiscal year decreased by 9,543 million yen. There were no impact on profit from operations, recurring profit and income before income taxes for this fiscal year.

2. Accounting method for treasury stock and statutory reserve :

From this fiscal year, the Company adopted Accounting Standards Board Statement No. 1 “Accounting Standards for the Company’s Own Share and the Withdrawal of Legal Reserve.” This adoption was not material to the earnings for this fiscal year.

3. Per share information :

From this fiscal year, the Company adopted Accounting Standards Board Statement No. 2 “Accounting Standards for Earnings per Share” and Implementation Guidance for Application of Accounting Standards Board Statement No. 4 “Implementation Guidance for application of Accounting Standards for Earnings per Share”. The impact of this segment is immaterial.

Notes to the Balance Sheet:

1. Current receivables from subsidiaries	¥35,048 million
Long-term receivables from subsidiaries	¥11,002 million
Current payables to subsidiaries	¥14,441 million
Long-term loans extended for subsidiaries	¥168 million

2. Accumulated depreciation of tangible fixed assets	¥312,256 million

3. Major assets denominated in foreign currencies
	Yen equivalent		Foreign currencies
	(in millions)		(in thousands)
Time deposits	¥42,468		US$	356,279
Trade notes receivable	¥11,133		US$	93,401
Trade accounts receivable	¥2,734		US$	22,942
Investments in securities	¥1,359		W	14,044,160
Investments in subsidiaries	¥45,518		US$	363,034	W	13,500,000
Investments in subsidiaries other than securities	¥8,532		US$	12,179	EUR	16,903
			R$	18,867	HK$	166,500
Major liabilities denominated in foreign currencies
Trade accounts payable	¥2,820		US$	23,268
Accrued expenses	¥44,276		US$	365,314

4. Assets pledged as collateral Bank deposits	¥56,368 million

5. Guarantees for the debts of subsidiaries	¥11,584 million
Letters of awareness	¥11,259 million

6. Discounted trade notes receivable	¥16 million

7. Provision for sales returns and reserve for directors’ retirement expenses are provisions in accordance with Article 287-2 of the Japanese Commercial Code.

8. Net unrealized gains on securities and realized losses on derivative financial instruments pursuant to Item 6, Clause 1 of Article 290 of the Japanese Commercial Code.
	¥92,672 million

9. Matters concerning liabilities relating to retirement benefit
a.Benefit obligation	¥163,374 million
b.Plan asset	¥107,498 million
c.Prior service cost not yet recognized	¥(36,507	) million
d.Unrecognized net loss	¥24,787 million

10. Stock Acquisition Rights
Number of shares not upon exercise stock acquisition rights:	1,348,300 shares of Common Stock of the Company

11. Earnings per share	¥149.45

12. The amounts set forth herein are rounded down to the nearest million.

Notes to the Statement of Income:

1. Transactions with subsidiaries:
Operational transactions:
Net sales to subsidiaries	¥126,705 million
Purchases from subsidiaries	¥34,818 million
Selling, general and administrative expenses	¥5,319 million
Non operational transactions:
Interest and dividend income	¥11,005 million
Other non-operating income	¥1,983 million
Miscellaneous losses	¥83 million
Gain on sales of tangible fixed assets	¥694 million

2. The amounts set forth above are rounded down to the nearest million.

Proposed Appropriation of Retained Earnings

(Unit : Yen)
Unappropriated retained earnings	¥29,421,027,140
Reversal of reserves:
Reversal of reserve for special depreciation	841,900,622

Total	30,262,927,762

To be appropriated as follows:
Dividends (¥ 30.00 per share)	5,548,930,800
Bonuses for Directors and Corporate Auditors	75,000,000
Reserve for special depreciation	86,450,859
General reserve	18,000,000,000
Unappropriated retained earnings carried forward to the next year	¥6,552,546,103

(Notes)

1. Corporate Auditors’ bonuses of ¥3,000,000 are included in Bonuses for Directors and Corporate Auditors.

2. On December 5, 2002, an interim dividend of ¥5,550,872,760 (¥30.00 per share) was paid to the shareholders.

Copy of Audit Report of Independent Accounting Auditors

AUDIT REPORT OF INDEPENDENT AUDITORS

To: Board of Directors

       Kyocera Corporation

May 10, 2003

We have examined the financial statements of Kyocera Corporation (the “Company”), namely, the balance sheet, the statement of income, the business report (limited to the parts concerning accounts), the proposed appropriation of retained earnings and the supplementary statement (limited to the parts concerning accounts) for the 49th fiscal year from April 1, 2002 to March 31, 2003 pursuant to Article 2 of the “Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha”. The parts of the business report and the supplementary statement concerning accounts covered by our audit are a portion of the descriptions made based on the accounting records. The responsibility to prepare such financial statements and the supplemental statements belongs to the management of the Company, and our responsibility is to express our opinions with respect to the financial statements and the supplemental statements from an independent point of view.

Our examinations were made in accordance with generally accepted auditing standards in Japan. The standards require us to reasonably verify whether or not there is any material misrepresentation within the financial statements and the supplemental statements. The audit was conducted based on trial examination and included a review of the financial statements and supplemental statements as a whole through, among others, evaluating the accounting policy adopted by the management of the Company and the application thereof, as well as the estimates made by the management of the Company. We believe such audit provides a reasonable basis on which to express our opinions. The examination also included examination relating to the subsidiaries of the Company to the extent we deemed necessary.

In our opinion:

(i)	The balance sheet and the statement of income present fairly the financial position and the results of operations of the Company in accordance with Japanese law and regulations and the Articles of Incorporation of the Company;

(ii)	As described under “change in significant accounting policy”, effective from this fiscal year, the Company charged royalty expenses, repair service costs required for production of repair parts and reversal of provision for warranty, which have been previously charged to the selling, general and administrative expenses, to the costs of manufacturing. Such change is appropriate because it treats costs attributable to manufacturing as costs of manufacturing, thereby recognizing more appropriately such costs of manufacturing. This change was adopted in connection with a review intended to promote consistency of accounting policy among the consolidated companies.

(iii)	The business report (limited to the parts concerning accounts) presents fairly the condition of the Company in accordance with Japanese law and regulations and the Articles of Incorporation of the Company;

(iv)	The proposed appropriation of retained earnings is in conformity with Japanese law and regulations and the Articles of Incorporation of the Company; and

(v)	The supplementary statement (limited to the parts concerning accounts) contains no matters which the Commercial Code requires to be pointed out by the auditors.

Neither we nor any of our partners who have participated in the audit have any interest in the Company to be disclosed under the Certified Public Accountants Law.

CHUOAOYAMA AUDIT CORPORATION

Yukihiro Matsunaga (Seal)

Certified Public Accountant and Representative Partner

and Participant Partner

Yasushi Kouzu (Seal)

Certified Public Accountant and Participant Partner

Minamoto Nakamura (Seal)

Certified Public Accountant and Participant Partner

Copy of Audit Report of the Board of Corporate Auditors

AUDIT REPORT

We as the Board of Corporate Auditors have prepared this Audit Report after consultation, based on the report from each Corporate Auditor of the methods and results of the audit concerning the execution of duties of the Directors during the 49th fiscal year from April 1, 2002 to March 31, 2003, and hereby report as follows:

1.	Outline of Audit Methods by the Corporate Auditors

In accordance with the audit policy, division of duties, etc. prescribed by the Board of Corporate Auditors, each Corporate Auditor has regularly attended meetings of the Board of Directors and other important meetings, received reports on business from the Directors and others, inspected important documents including those showing approval of executives, and investigated the conduct of business and the condition of properties at the head office and the major business offices. Each of them also requested reports on business from the subsidiaries, and whenever it was deemed necessary, investigated the conduct of business and condition of properties at principal subsidiaries.

Each Corporate Auditor received reports and explanations from the Accounting Auditors, and examined the financial statements and the supplementary statement.

In connection with competitive businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or shareholders and the acquisition or disposal, etc. of treasury stock, each Corporate Auditor has, in addition to the aforesaid methods, further investigated the details of such transactions and requested reports from the Directors and others whenever necessary.

2.	Results of Audit

(i)	The methods and results of the audit by the Accounting Auditors, ChuoAoyama Audit Corporation, are due and proper;

(ii)	The business report presents fairly the condition of the Company in accordance with Japanese law and regulations and the Articles of Incorporation of the Company;

(iii)	There is no matter which is required to be pointed out by us in connection with the proposed appropriation of retained earnings, in light of the financial position and other condition of the Company;

(iv)	The supplementary statement sets forth fairly the matters required to be set forth therein, and there is no matter which is required to be pointed out by us with respect thereto; and

(v)	There has been neither unfair conduct nor any material violation of Japanese law or regulations or the Articles of Incorporation of the Company in connection with the execution of duties of the Directors.

Furthermore, there has been no breach of their obligations by the Directors in connection with competitive businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or shareholders or the acquisition or disposal, etc. of treasury stock.

May 12, 2003

Board of Corporate Auditors

Kyocera Corporation

Atsushi Mori (Seal)

Full-time Corporate Auditor

Yuji Itoh (Seal)

Full-time Corporate Auditor

Osamu Nishieda (Seal)

Corporate Auditor

Mitsuru Akimoto (Seal)

Corporate Auditor

Note:	Osamu Nishieda is an outside Corporate Auditor as required under paragraph 1, Article 18 of the “Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha”.

KYOCERA Corporation

6 Takeda Tobadono-cho, Fushimi-ku

Kyoto 612-8501 Japan

Tel: +81-75-604-3500(Main)

http://global.kyocera.com